

Mail Stop 3720

March 19, 2009

Via U.S. Mail and Fax (604-909-1679)
Mr. Daniel Savino
Chief Executive Officer
Smart Comm International Ltd.
1685 H Street, Suite 905
Blaine, Washington 98230

RE: **Smart Comm International Ltd. (formerly Woize International Ltd.)**
        Form 10-KSB for the year ended March 31, 2008
        Filed July 14, 2008

        Form 10-Q for the Quarterly Period Ended September 30, 2008
        File No. 0-51797

Dear Mr. Savino:

        We have reviewed your supplemental response letter dated March 9, 2009 as well as your filing and have the following comments. As noted in our comment letter dated February 2, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for the Year Ended March 31, 2008

1.   Please expand your disclosure to include your responses to comments 4, 7 and 8 in your letter dated March 9, 2009.

Consolidated Financial Statements

9. Subsequent Events

Acquisition of Smart Devices, page F-16

2.   We note your response to prior comment 5. Until you file audited financial
        statements of Smart Devices for the time span required under Rule 8-04 of
        Regulation S-X and the pro forma financial information required under Rule 8-05
        of Regulation S-X, your ability to conduct public offerings of your securities may
        be restricted. In addition, you may not be permitted to make offerings under
        Rules 505 and 506 of Regulation D where any purchasers are not accredited
        investors under Rule 501(a) of that Regulation, until you file the required
        financial statements. These restrictions do not apply to:

        •   offerings or sales of securities upon the conversion of outstanding convertible
            securities or upon the exercise of outstanding reinvestment plans;
        •   dividend or interest reinvestment plans;
        •   employee benefit plans;
        •   transactions involving secondary offerings; or,
        •   sales of securities under Rule 144.

        Once you file audited financial statements that include the post-acquisition results
        of operations of the acquired business for an appropriate period, we will, at your
        request, consider accepting audited financial statements for a period of time less
        than that required under Rule 8-04 of Regulation S-X. Please acknowledge to us
        that you understand the effects of your failure to file the required financial
        statements.

3.   It is our understanding that Smart Devices was placed in receivership after it was
        besieged by their creditors and was unable to secure additional financing to fund
        its operations.   In view of these facts, tell us your consideration to record an
        impairment charge on the goodwill related to the acquisition of Smart Devices.

Form 10-Q for the quarter ended December 31, 2008

4.   Please file immediately.

* * * *

Mr. Daniel Savino
Smart Comm International Ltd.
March 19, 2009
Page 3

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Richard Friedman Esq.
Marcelle S. Balcombe Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006